This offering is not live or open to the public at this moment.



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

Next Future Transportation

Autonomous Modular Mass Transit Solution

Small OPO · San Jose, CA · Transportation
Accepting International Investment





Who Needs Flying Cars When You Have NEXT?

Invest in NEXT Future Transportation

"At an increasingly unsustainable rate, humans continue to burn through the planet's one-time energy windfall, particularly with respect to the consumption of fossilized fuels. Further, our roads and highways seem to get more and more congested by the day, contributing to a lower quality of life at best and the loss of life at worst. And with the necessity of vehicle ownership non-negotiable for most, solutions to the above problems have not been easy to come by.

Chat

NEXT Future Transportation was founded to offer solutions. We are developing an advanced, smart, and modular transportation system that's designed to reduce pollution, commute time, traffic fatalities, trip costs, and road congestion.

We will transform travel into a useful time, resulting in economic, social, and time benefits. Simply, we want to make the future of transportation **"Life in Motion"**.

While carpooling and self-driving vehicles can help, they aren't enough. The world needs public transportation that works to its fullest potential. The intention of NEXT vehicles is that they're able to help public transportation to reach its fullest potential by providing a modular solution that optimizes at will by redistributing passengers dynamically. In turn, this allows for precise control over occupancy rates, time to destination, and energy consumption.

Chat

By also providing on-demand services, NEXT intends to be able to transform a passenger's experience of travel. While the pods are in motion, various services, including food and drink, can be delivered at will.

Recently, we created two scale 1:10 working prototypes and showed them to the ruler of Dubai, HH Mohammed bin Rashid Al Maktum. Impressed by the presentation and with our technology's potential, he



signed for a pilot project in Dubai. **We are now close to completing two full-scale working units. We intend for these to have the full functionality demonstrated by our prototypes.**

This is just the start. Your investment will allow us to ramp up our efforts and to reach mass production. Help disrupt and revolutionize transportation with our scalable and modular smart mobility solution!"

Chat

- Tommaso Gecchelin
Founder, Inventor, CTO

INVESTMENT
SAFE (Simple Agreement for Future Equity)
$20M valuation cap| 18% Discount
Minimum $250 Investment

What is a SAFE?
A SAFE is an acronym that stands for “Simple Agreement for Future Equity” and offers you the right to future shares in NEXT Future Transportation. The number of shares you will receive in the future will be determined at the next qualified equity financing, in which NEXT Future Transportation issues stock to investors in the minimum aggregate amount of $1,000,000. The conversion price per share is set based on the price per share in that qualified equity financing. We have modified the standard Y Combinator SAFE to comport with Regulation Crowdfunding.

Chat

Perks
$100 — Your name will be listed on our website as a NEXT backer.
$500 — You will receive a NEXT blueprint poster.
$5,000 — You will receive a 3D-printed scale model of a NEXT vehicle.
$50,000 — You will receive a special ticket to be present to a private ride on a NEXT prototype.
$100,000 — You will receive a full scale static NEXT unit, usable as a futuristic caravan.

How We Arrived at the NEXT Step

"My personal obsession with transportation began decades ago. I was struck by an idea while traveling, worrying about the immense inefficiency in the way that we humans are literally burning through our fossil energy inheritance.

What if I could 'hook' onto the car in front of me? We could share the pull of an engine (not to mention that I wouldn't have to drive) and outcompete (i.e., run more cheaply than) all these other vehicles using their 'single-serve' engines.

For years this idea burned in my head as I schemed about various (what I would come to learn later were) 'vehicular platooning' systems. Lacking the requisite engineering, capital, regulatory, legal, and cultural expertise to singularly execute this 'fever dream', I found Next Future and struck up a collaboration.

My goal is to enable humans to realize sustainable living as fast as possible, and I'm willing to do all of this gratis if it gets humans heading toward sustainability more quickly. This effort I engage in is, in the words of Buckminster Fuller, 'the property of all humanity'."

- Chris Briggs
Program Manager



Chat

Chat

NEXT has the potential to transform the world of transportation by creating a physical network of modular vehicles that allow passengers to live "Life in Motion".

What NEXT Has Accomplished So Far...



Since our founding in 2015, development of our unique and disruptive transportation solution has been incredibly rapid.

First, we developed and manufactured two 1:10 scale working prototypes. With these, we successfully tested docking and undocking in motion capabilities, collective vehicle steering and our self-driving system.

Next, we manufactured two full-scale units. These demonstrated the roominess of our cabins' interiors as well as material quality and robustness of the final vehicle.

Finally, **we completed the first fully-functional drivetrain (engine), which will be installed on the base of the full-scale cabin we've already made.** With your investment, we can complete this work and manufacture the second functional unit. In turn, this will allow us to immediately begin the industrial phase scaling process.

Chat

Traction and Success

- Featured on **Wired, The Guardian, CNN**, and more!
- Featured by **HH Dubai Sheikh Mohammed bin Rashid Al Maktum**,
- Signed a **contract for a pilot project in Dubai** with the RTA (Road Transportation Authority)
- Part of Dubai's vision to **make driverless transportation a reality by 2030**
- **39th on 50 most intelligent things list**
- Participated in the most important tech and mobility fairs in the world: **IAA Frankfurt 2015, Innotrans Berlin 2016, Gitex Dubai 2016**

Chat

NEXT Modules: The Future of Transportation



Chat

NEXT Unit **Smart Dimensions**


6 people in the length of a Smart?
With next you can!
A single next module can fit 6 people sitting plus 4 standing.
next future transportation inc.
next-future-transportation.com

NEXT modules have been designed to efficiently maximize space. They provide enough room for six people to sit comfortably while four stand. **This allows for each module to transport ten people** in a vehicle that has a traffic footprint that's **less than half the size of other self-driving and modular vehicles.**

NEXT **Redistributing Capability**



In full use, we intend for our vehicles to be able to physically connect and disconnect in motion, allowing passengers and cargo to redistribute inside, like inside a single open space. They can consolidate in fewer units to **minimize traffic** and price and/or redistribute in multiple units heading to passengers destinations, to **cut travel time** and avoid intermediate stops.

NEXT: The First Disruption in Public Transportation

The public transportation systems that we know today have remained largely unchanged for the past 120 years. As such, they've failed to keep pace with the changing needs, demands and environmental considerations of our contemporary world.

Public transportation is a sector that needs to be disrupted, and that's just what NEXT will do. **Our modules are intended to drive autonomously on regular roads and join together and detach even while in motion.** When joined, the doors between modules fold, creating a walkable open space between modules. Further, hybrid and electric engines

These key features are the reason why **NEXT is radically different and not at all comparable to other 'disruptive' projects in the public transportation sector.** These projects, including folding cars (Hiriko and others), Rinspeed Micromax and other modular roadtrain systems rely on new dedicated infrastructures. **NEXT modules work with transportation infrastructure that's already in place.**



The Problems We Confront NOW



Congestion

In urban centers around the world, problems with traffic congestion are creating a growing number of problems. Not only does it add to the stress of day-to-day lives, it is also creating stresses on productivity and economies.



Pollution

By the year, the negative impact of human industry upon the environment is becoming more evident. Unsurprisingly, private automobile use and the consumption of fossil fuels are primary drivers of this growing issue.



Inefficiency

Public transportation systems play an important role in combating these aforementioned problems. However, without the ability to scale the changing demand, these systems are not ultimately as efficient as they should be.

The Solutions We'll Deliver NEXT



On-Demand Comfort

NEXT vehicles will provide passengers with incredible comfort and the opportunity to make better use of their commute time. As such, this will lead to a reduction in private vehicle use in cities where NEXT vehicles are utilized.



Clean Air

Making use of both hybrid and fully electric engines, NEXT vehicles will have a significantly smaller environmental footprint than traditional busses. When deployed in force, this will put a significant dent in urban pollution.



Modular Scaling

Public transportation makes travel more efficient than it would be otherwise, but it does not go far enough. Scaling to meet demand, NEXT modularity will allow public transportation systems to always operate at peak efficiency.

Chat

The NEXT Full-Scale Units

The creation of two NEXT full-size units is the first major step to seeing NEXT utilized in society. Like our small scale prototypes have demonstrated, **the full scale units are intended to soon move modularly, connecting, and disconnecting on the roads of the future.**


GEICO TAIKI-SHA
next
future transportation

Specs

- **Dimensions:** L: 272 cm (188cm when coupled), H: 282 cm, W: 250 cm
- **Internal Space:** The minimum walkable surface without seats is about 4.5 square meters
- **Electric Drivetrain:** Front traction, 2 electric motors 7kW peak power
- **Maximum Speed:** 60 km/hr (single module), 130 km/hr (coupled modules)
- **Battery Range:** ~160 km range (suggested 60kWh)
- **Battery Charging System:** regular “rapid charging” electric plug 22 or 43 kW (3-phase, 63A) (inductive charging optional)
- **Passenger Capacity:** 10 passengers with 6 seated and 4 standing (14 maximum with no seats and 4.6 square meters of walkable space)
- **Hybrid-Driving Capability:** Human driving within regular car mixed traffic to allow higher speed and safety in terms of regulatory limitations (semi-autonomous driving system is used for parking, joining and detaching of modules in the parking/stations areas)

Chat

- **Air Conditioning:** Each unit is equipped with its own AC system
- **Embarking Platform:** A folding stair system is automatically released to embark passengers, and a linear raising platform can be added to accommodate wheelchairs and to assist disabled passengers
- **Joining System:** Up to 7 units can join together electro-mechanically
- **Steering radius:** 4 meters for a single unit and up to 8 meters when 7 units are connected
- **Sliding doors:** Front and back automatic sliding doors allow embarking and disembarking and for module-to-module passengers redistribution
- **Future possible add-ons:** Solar panels on top, in-motion battery swap, inductive charging, level-4 complete self-drive


next
careem
Yalla let's go!
RTA

Chat

Investing in a New Form of Transportation

We are entering the smart mobility and self-driving market space. Based on analysis, **this market space is currently worth more than $500 billion** (Forbes). The market is still fluid, and there are many players at the moment. Most of them, though, are pushing for generic self-driving technologies that can be embedded in regular cars or minibuses.

While beneficial, the technologies of our competitors do not go far enough. Our competitive strategy is to create a completely new kind of vehicle, a brand new hardware that leverages the full advantage of self-driving technology. Adoptable from day one, NEXT modules can massively optimize traffic and consumption even while in the hybrid- or human-driving stage.

The Market of the Commute

Economic Problems
Traffic jams caused by under-occupied vehicles create a number of economic headaches. By helping the dramatically reduce this inefficiency, NEXT can alleviate economic difficulties for individuals, municipalities and businesses alike. **In the U.S. alone, this could result in $121 billion in fuel cost savings**, provided the technology increases the current vehicle occupancy rate to 75% (Source: IEA ENERGY.GOV).

Social Problems
Commuters lose an incredible amount of time (and their lives) to driving and traffic. Even those who take today's forms of public transportation most often find that what exists today is not suitable for comfort, much less accomplishing work while on the go.

All of this leads to a loss in quality of life for many individuals. On an economic scale, this also leads to a massive loss in productivity. Through wide adoption, **NEXT modules can help to recoup much of the estimated $422 billion per year that's lost to commuting and uncomfortable public transportation options** (Source: Morgan Stanley Research).

A Reasonable Goal
In the coming years, NEXT aims to replace 30% of the old public transportation fleets in just 5 large cities: Dubai, Abu Dhabi, Singapore, Shanghai, Hong Kong. **Accomplishing the goal would result in a net income of roughly $25 billion.**

To achieve this goal, NEXT would need to realize a vehicle production capability of just 50,000 units per year. This is roughly the same number of vehicles that were produced by Tesla in 2016.





Chat
Chat
Chat
Chat

The NEXT Team



2012



First Next concept introduction

Tommaso thesis for BA in Industrial Design

March 2015

next

Next Incorporation

It was the time to start creating the future of transportation!

May 2015



First autonomous drive tests

First indoor autonomous drive tests with 1:10 vehicles.

May 2016



First Full scale prototype assembled

First full scale vehicle made in Silicon Valley with carbon steel frame and cabine made with aluminum and plastic panels.

August 2016



Time to move to Dubai

Officially accepted into the Dubai Future Accelerators program among 2230 startup globally!

October 2016



Two full scale vehicles presented at Innotrans exhibition in Berlin

Still missing the powertrain but we are close!!

May 2017



Custom POC powertrain

First public sneak peek of a Next powertrain.

May 2018



Full featured MVP prototypes

Custom drivetrain + automatic joining + self driving

July 2018



First Safety Testing

First safety and crash testings.

Chat

Chat

In the Press

Forbes · Mashable · theguardian · Interesting Engineering · Fast Company · cnet

Wired · Tech Insider · designboom · gizmag · YD Yanko Design · CNN

Tech Times · Popular Science

Chat

SHOW MORE

Meet the Founders

Chat



Tommaso Gecchelin

CTO

Tommaso Gecchelin is Co-Founder and CTO of NEXT Future Transportation. Tommaso is an internationally recognized Physicist & Industrial Designer with advanced scientific skills in the fields of multi-variables complex systems statistical analysis and forecasting. He has an exceptional ability of applying his complex mathematical and science problem solving abilities towards developing innovative solutions. He is fundamentally committed to delivering global innovative solutions that lead to exponential change for society and the environment. Tommaso professional experience includes work related to quantum physics, and the development of neural networks algorithms applied to stochastic analysis of human factor based systems. His applied experience include groundbreaking initiatives in the areas of transportation and logistics optimization, stock trading pattern recognition, and political decision making under uncertain conditions. The idea for NEXT was born out of Tommaso's passion for the Visual Arts in combination with his scientific curiosity. Tommaso has been fully committed to working on the development of NEXT since he launched the startup in 2014.



Emmanuele Spera

CEO

Dr. Emmanuele Spera is Co-Founder and CEO of NEXT Future Transportation. Emmanuele left a successful medical practice working in 2014 to realize his vision as an entrepreneur, and he has been fully committed to building NEXT in the United States. He brings a deep technical knowledge to NEXT, his skills are the result of over 20 years of IT management experience prior to his 15 year career in healthcare. Emmanuele has served in Director and CEO positions for innovative IT and Automotive companies in Europe. During his tenures, he led organizations through all aspects of management, resulting in an increase in revenues. Emmanuele is widely recognized as a Mobility and Transportation innovation thought-leader, he is a frequent speaker and guest at international technology and policy events and conferences. Based in the heart of Silicon Valley, he is an established member of the startup and innovation ecosystem.

Chat

Chat

And the Rest of the Team



Davide Savà

IT Engineering

Davide is a computer scientist with expertise in Robotics, and he's part of the R&D Italian team of the Mars European Rover Challenge. Passionate and talented, he is developing vehicle tracking and fleet management software for Next, sharing his expertise in programming and his acumen for coding team management with his vision and love for the project.



Nicola Ristè

Head of Robotics

Nicola has a Master Degree in Information Technology Engineering from University of Padua and experience in programming Robotics, Computer Vision and Automation Systems. He collaborated as Software Designer and Integrator with the C.I.S.A.S. "Giuseppe Colombo" Lab. to autonomous robots projects in areas regarding vision and navigation sytems both hardware and software.



Federico Bernabei

Vehicle Engineering

Federico has a Master in automotive engineering and a bachelor in mechanical engineering. He is specialized in advanced vehicle dynamics, designing, testing. Worked for Hyundai Motorsport GmbH as design and calculation engineer and for the TuGraz Racing team as suspension designer and test driver. Expert in automotive structural design, optimization, prototyping and also in vehicle dynamics and systems.



Chris Briggs

Program Manager

As a Technician and former Science Educator, Chris Briggs continues his refinement as a Communicator, Transportation Activist, and Generalist by evaluating the intersecting issues underlying science, technology, and society. A former Biology/Chemistry educator, Chris has done extensive work in science interpretation and human communication, helping to create and shape an innovative and unique school focused on experience, inquiry, and collaboration.

Chat

Offering Summary

SAFE (Simple Agreement for Future Equity)

$20MM **Valuation Cap** | 18% **Discount**

Minimum $250 Investment

What is a SAFE?

A SAFE is an acronym that stands for "Simple Agreement for Future Equity" and offers you the right to future shares in our Company. The number of shares you will receive in the future will be determine at the next qualified equity financing, in which the Company issues stock to investors in a minimum aggregate amount of $1,000,000. The conversion price per share is either, (a) the Valuation Cap divided by the fully diluted capitalization, or (b) the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of Common Stock or Preferred Stock, as applicable.

For the purposes of the SAFE agreements, "Equity Financing" means the next sale (or series of related sales) by the Company of its equity Securities to one or more third parties following the date of the agreement from which the Company receives gross proceeds of not less than $1,000,000 with the principal purpose of raising capital.

Chat

Company	Next Future Transportation
Corporate Address	246 Race Street, San Jose, CA
Description of Business	Modular transportation system for mass transit
Type of Security Offered	SAFE note
Purchase Price of Security Offered	Enter price of security
Minimum Investment Amount (per investor)	$250

Perks

$100 — Your name will be listed on our website as a NEXT backer.

$500 — You will receive a NEXT blueprint poster.

$5,000 — You will receive a 3D-printed scale model of a NEXT vehicle.

$50,000 — You will receive a special ticket to be present to a private ride on a NEXT prototype.

$100,000 — You will receive a full scale static NEXT unit, usable as a futuristic caravan.

Chat

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Chat

Updates

Follow Next Future Transportation to get notified of future updates!

Comments (0 total)

Add a public comment...

Post

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.
Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat